Exhibit 12.01

NORTHERN STATES POWER COMPANY — WISCONSIN

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	Year ended Dec. 31,
	2005	2004	2003	2002	2001
Earnings as defined:
Pretax income	$41,633	$89,600	$84,506	$91,298	$57,550
Add: Fixed Charges	23,411	21,871	23,249	23,467	23,139
Deduct: Undistributed equity in earnings (loss) of unconsolidated affiliates	—	(10)	21	232	553
Earnings as defined	$65,044	$111,481	$107,734	$114,533	$80,136
Fixed Charges:
Interest charges	$23,411	$21,871	$23,249	$23,467	$23,139
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	—	—
Total fixed charges	$23,411	$21,871	$23,249	$23,467	$23,139
Ratio of earnings to fixed charges	2.8	5.1	4.6	4.9	3.5